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                                UNITED STATES                       OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                           OMB Number: 3235-0058
                                                       Expires: January 31, 2002
                                                        Estimated average burden
                                                       hours per response...2.50

                                                                 SEC File Number
                                                                       000-29387

(Check One) [X]Form 10-K [ ]Form 20-F [ ]Form 11-K  [ ]Form 10-Q [ ]Form N-SAR

                                                                    Cusip Number
                                                                     46261Y 10 2

                 For Period Ended: December 31, 2000
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     Form 10-K items 6, 7, 8, 14 (Financial Statements and Report of Stempek Associates, the Company's independent auditors and Financial Statement Schedule)

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PART I - REGISTRANT INFORMATION

IPET Holding, Inc.
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Full Name of Registrant

Pets.com, Inc.
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Former Name if Applicable

c/o Diablo Management Group, 379 Diablo Rd., Suite 206
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Address of Principal Executive Office (STREET AND NUMBER)

Danville, California 94526
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City, State and Zip Code


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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [ ]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [X]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

The Company is in the process of effecting its dissolution under Delaware law and obtained stockholder consent for this action at a Special Meeting of Stockholders on January 16, 2001. On March 20, 2001, the Company's former independent auditor, Ernst & Young LLP, declined to stand for re-election as auditors of the Company and the Company engaged Stempek Associates of San Rafael, California on March 26, 2001 to replace Ernst & Young LLP. Stempek Associates is currently reviewing the Company's financial statements and supporting accounting records for the year ended December 31, 2000, and it has informed the Company that it will not be able to complete a full year-end audit for fiscal 2000 by the Company's Form 10-K filing deadline of April 2, 2001. A copy of the statement from Stempek Associates is attached as Exhibit A to this Form 12b-25

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Richard Couch/Ted Charter       925               552-1299
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [X] Yes  [ ] No
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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

               As of December 31, 1999 the Company was privately held, had raised approximately $90.2 million in equity funding since inception and was ramping its operations in anticipation of undertaking an initial public offering of Common Stock. As of December 31, 1999, the Company's assets and liabilities were $60.31 million and $9.086 million, respectively, and it had cash reserves of $30.196 million. In February 2000, the Company completed its initial public offering of 7,500,000 shares of Common Stock, and raised an additional $77 million, net of underwriter discounts and expenses. During the first ten months of 2000, the Company expanded its operations and increased revenues, but was unable to reach profitability, raise additional funding or find a corporate partner to acquire the business. Rather than deplete all of its cash resources by continuing to operate at a loss, the Company's Board determined to discontinue operations in November 2000 and begin an orderly wind down of the business. As of December 31, 2000, estimates of the Company's total assets and liabilities were $11.280 million and $0.670 million, respectively, and cash reserves were $9.713 million, pending completion of an audit by the Company's newly appointed independent auditors.

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                              IPET Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 30, 2000                    By /s/ Richard G. Couch
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                                    EXHIBIT A

                                 March 30, 2001

IPET Holdings, Inc.
c/o Diablo Management Group
P.O. Box 5500
Alamo, California 94507

Attention:  Messrs. Richard Couch and Ted Charter

Gentlemen:

         This is to inform you that pursuant to our recent engagement to undertake the fiscal 2000 year-end audit for IPET Holdings, Inc. (formerly Pets.com, Inc.) (the "Company"), we will be unable to complete the audit prior to April 2, 2001, the filing deadline for the Company's Annual Report on Form 10-K, and are therefore unable to furnish you the Report of Independent Accountants and audited financial statements that are required to be included with such filing. As we have discussed, we will work to complete such audit and report as expeditiously as possible.

                                        Sincerely,

                                        /s/ Ronald Stempek
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                                        Ronald Stempek
                                        Stempek Associates